

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 15, 2009

Mr. Mark A. Peters
Executive Vice President and Chief Financial Officer
tw telecom inc.
10475 Park Meadows Drive
Littleton, CO 80124

> **Re: tw telecom inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **and Documents Incorporated by Reference**
> **Filed February 24, 2009**
> **File No. 001-34243**

Dear Mr. Peters:

We have reviewed your response letter submitted June 30, 2009 and have the following comments. You should comply with these comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation

We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Goodwill, page 35

1. We note your response to comment one from our letter dated May 28, 2009. We note that you have a significant cushion with respect to your market capitalization versus your book value before consideration of any control premium. Please tell

us your cushion under the discounted cash flow analysis. In this regard, we note that you test your goodwill for impairment using the discounted cash flow approach rather than market capitalization.

2. Notwithstanding your cushion with respect to your market capitalization, we believe that you should revise to provide the disclosures as proposed in your response to comment one from our letter dated May 28, 2009 since you perform impairment testing using a discounted cash flow model. Further, you should supplement those disclosures with the following:

- Provide a more detailed description of the steps you perform to review goodwill for recoverability.

- Disclose how the discount rate was determined, including your consideration of any market risk premiums. Also, tell us why you believe it was appropriate to utilize your own weighted average cost of capital rather than that of a market participant.

- With respect to your estimates of future cash flows:
    o Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

    o Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

    o In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.

- Disclose the percentage decrease in fair value that would result in you recording an impairment charge.

- Disclose whether or not you are aware of any reasonable changes in your assumptions that could result in a possible impairment charge.

Note 1. Segment Reporting, page 69

3. We note your response to comment eight from our letter dated May 28, 2009. You state in your response to comment two that you have managers that consist of "Division Presidents and Regional Vice Presidents who review internal financial reporting of the operating regions monthly." Please tell us why the Division President and Regional Vice Presidents are not considered part of the chief operating decision maker (CODM) group under paragraph 12 of SFAS 131

or if they are segment managers under paragraph 14 of SFAS 131. In order that we may better understand the basis for your reporting, please provide us copies of all the information provided to your CODM group. Also, please confirm to us in writing that you have provided us with all of the reports provided to the Chief Executive Officer and the Chief Operating Officers (CODM group).

Definitive Proxy Statement Incorporated by Reference into Part III of Form 10-K

Compensation Discussion and Analysis, page 34

4. We have considered your response to comment nine from our letter dated May 28, 2009. If your compensation committee uses the surveys listed at the top of page 36 as a reference point on which to base, justify or provide a framework for a compensation decision, you must disclose the component companies in those surveys. If you are unable to identify the companies, disclose this fact and explain why.

Short-Term Incentives, page 37

5. We note your response to comment eleven from our letter dated May 28, 2009 and your additional discussion of the factors the compensation committee considered in determining the amount of cash compensation awarded to Messrs. Peters and Blount and Ms. Herda. In future filings, please provide additional insight into how the compensation committee analyzed each named executive officer's performance against the individual performance factors. While your discussion lists the performance factors and emphasizes that the compensation committee considered the factors on a qualitative basis, it does not explain how the compensation committee's qualitative analysis resulted in the amounts paid. For example, although you state that the compensation committee assessed 2008 company performance, you do not discuss what the compensation committee's assessment was of the company's performance. In general, it is not clear how the compensation committee's analysis of the performance factors as a whole led to payouts in the range of 100-110% rather than a greater or lesser amount.

6. In light of the subjective, discretionary nature of determining awards under the Annual Incentive Plan, as further described in your response to comment 11 from our letter dated May 28, 2009, please provide your analysis of why it is appropriate to categorize all of the amounts awarded for 2008 as non-equity incentive compensation rather than bonuses. See Question 119.02 in our Regulation S-K Compliance and Disclosure Interpretations.

7. We note your response to comment twelve from our letter dated May 28, 2009. We also note that the restricted stock units reflected in your Outstanding Equity Awards table on page 44 vested in January 2009 based on the company's compounded revenue growth and Modified EBITDA margin for the two year period ended December 31, 2008. In your 2009 executive compensation disclosure, please disclose the named executive officers' respective performance targets and threshold levels for each performance goal so that investors can understand how your board of directors determined that the performance-based RSUs granted in 2007 should vest at 93%. See Item 402(b)(v), (vi) and (vii) of Regulation S-K.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Staff Attorney, at (202) 551-3367, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director